                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 March 26, 2001


                             ASM INTERNATIONAL N.V.
                 (Translation of registrant's name into English)


                               JAN VAN EYCKLAAN 10
                                3723 BC BILTHOVEN
                                 THE NETHERLANDS
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X     Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes ____   No X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.]




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                                  OTHER EVENTS


         A copy of the press release dated March 26, 2001 is filed herewith as
Exhibit 99.1 and is incorporated herein by reference.


                           INCORPORATION BY REFERENCE

      This Form 6-K is hereby incorporated by reference into the Company's Forms F-3 no. 333-11234 and 333-11502 filed with the U.S. Securities and Exchange Commission.

                                  EXHIBIT LIST

                                                        Incorporated by
Exhibit No.             Description                      Reference to:         Filed Herewith
-----------             -----------                      -------------         --------------
99.1            Press release dated March 26, 2001                               X



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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ASM INTERNATIONAL N.V.



Date:  April 9, 2001                   By:  /s/ Arthur H. del Prado
                                            ------------------------------------
                                            Arthur H. del Prado
                                            President and CEO




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                                  EXHIBIT INDEX

                                                        Incorporated by
Exhibit No.             Description                      Reference to:         Filed Herewith
-----------             -----------                      -------------         --------------
99.1            Press release dated March 26, 2001                               X


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